

07002471

TES
GE COMMISSION
. 20549

ED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED FEB 28 2007 WASH., D.C. 213

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BB 3/12

SEC FILE NUMBER
8- 51880

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Integrated Trading & Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9505 Hillwood Drive, Suite 160
(No. and Street)

Las Vegas (City) Nevada (State) 89134 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Aaron Cohen 702-360-0011 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gerald L. Birch, CPA
(Name – *if individual, state last, first, middle name*)

600 N Westshore Blvd, Suite 202 (Address) Tampa (City) Florida (State) 33609 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, A. Wm. Cohen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Integrated Trading and Investments, Inc, as of 2/27, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Pres/CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California
County of Orange } ss.

On 2/27/07, before me, Vicki L. Ranck Notary Public,
Date — Name and Title of Officer (e.g., "Jane Doe, Notary Public")

personally appeared * William Cohen *,
Name(s) of Signer(s)

☐ personally known to me

X proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.



VICKI L. RANCK
COMM. #1458809
NOTARY PUBLIC CALIFORNIA
ORANGE COUNTY
My Comm. Expires December 26, 2007
BCT0
BCT0

Place Notary Seal Above

WITNESS my hand and official seal.

Vicki L. Ranck
Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: Annual Audited Report

Document Date: 2/27/07 Number of Pages: two

Signer(s) Other Than Named Above: yes

Capacity(ies) Claimed by Signer(s)

Signer's Name: ______

☐ Individual
☐ Corporate Officer — Title(s): ______
☐ Partner — ☐ Limited ☐ General
☐ Attorney in Fact
☐ Trustee
☐ Guardian or Conservator
☐ Other: ______

Signer Is Representing: ______

RIGHT THUMBPRINT OF SIGNER
Top of thumb here

Signer's Name: ______

☐ Individual
☐ Corporate Officer — Title(s): ______
☐ Partner — ☐ Limited ☐ General
☐ Attorney in Fact
☐ Trustee
☐ Guardian or Conservator
☐ Other: ______

Signer Is Representing: ______

RIGHT THUMBPRINT OF SIGNER
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INTEGRATED TRADING AND INVESTMENTS, INC.

Audited Financial Statements

For the year ended December 31, 2006

Gerald L. Birch, CPA, P.A.

Certified Public Accountant & Consultant

600 N Westshore Blvd, Ste 202
Tampa, FL 33609

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Integrated Trading and Investments, Inc.

I have audited the accompanying statement of financial condition of Integrated Trading and Investments, Inc. the "Company", as of December 31, 2006, and the related statements of operations, changes in stockholder's equity (deficit) and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for our opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Integrated Trading and Investments, Inc. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Gerald L. Birch, CPA, P.A.

February 22, 2007



CPA

Tel: 813-727-2228
Fax: 813-289-3211
E-mail: glbirch@earthlink.net

Integrated Trading and Investments, Inc.

STATEMENT OF FINANCIAL CONDITION
December 31, 2006

ASSETS		
Cash and cash equivalents	$	28,684
Commissions receivable		10,943
Other receivable		201
Prepaid expenses		247
Furniture and equipment, net of accumulated depreciation of $16,163		11,874
Deferred tax asset		1,358
TOTAL ASSETS	$	53,307
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Accounts payable and accrued expenses	$	19,708
Capital Lease		4,413
Deferred tax liability		1,230
STOCKHOLDER'S EQUITY		
Common stock, par value $.0001; 1,500 shares authorized, 1,000 shares issued and outstanding		1
Additional paid-in-capital		137,045
Accumulated deficit		(109,090)
TOTAL STOCKHOLDER'S EQUITY		27,956
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	53,307

See accompanying notes to financial statements.

Integrated Trading and Investments, Inc.

STATEMENT OF OPERATIONS
For the Year Ended December 31, 2006

REVENUES		
Commissions	$	339,555
Other		6,276
		345,831
OPERATING EXPENSES		
Commissions		217,078
Management fee		37,107
Rent		10,662
Professional fees		19,250
Floor brokerage, exchange, and clearing fees		31,992
Travel and entertainment		2,495
Insurance		3,645
Other administrative expenses		20,933
		343,162
NET INCOME BEFORE OTHER INCOME/(EXPENSE)		2,669
OTHER INCOME/(EXPENSE)		
Interest income		216
Interest expense		(382)
Loss on sale of investments		(4,205)
Depreciation expense		(3,437)
		(7,808)
NET LOSS BEFORE PROVISION FOR INCOME TAXES	$	(5,139)
PROVISION FOR INCOME TAXES		1,958
NET LOSS FROM OPERATIONS	$	(7,097)

See accompanying notes to financial statements.

Integrated Trading and Investments, Inc.

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2006

CASH FLOW FROM OPERATING ACTIVITIES:	
Net loss from operations	$ (7,097)
Adjustments to reconcile net profit to net	
Cash used in operating activities	
Depreciation	3,437
Loss from sale of investments	4,205
Deferred taxes	1,958
Increase/(decrease) in cash resulting from changes in:	
Commissions & other receivable	(623)
Other current assets	247
Accounts payable and accrued expenses	(1,381)
CASH USED BY OPERATING ACTIVITIES	746
CASH FLOW FROM INVESTING ACTIVITIES:	
Purchase of fixed assets	(2,933)
Purchase of investments	(8,000)
Proceeds from sale of investments	13,495
CASH PROVIDED BY INVESTING ACTIVITIES	2,562
CASH FLOW FROM FINANCING ACTIVITIES:	
Principal payments on long-term debt	(3,515)
CASH FLOW FROM FINANCING ACTIVITIES	(3,515)
NET DECREASE IN CASH	(207)
UNRESTRICTED CASH - JANUARY 1, 2005	28,891
UNRESTRICTED CASH - DECEMBER 31, 2006	$ 28,684

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

Cash paid during the year for interest	$ 382
Fixed assets aquired by capital lease	$ 7,928

See accompanying notes to financial statements.

Integrated Trading and Investments, Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2006

	Common Stock		Additional	Accumulated	
	Number of Shares	Amount	Paid-In Capital	Deficit	Total
Balance December 31, 2005	1,000	$ 1	137,045	(101,993)	35,053
Net loss				(7,097)	(7,097)
Balance December 31, 2006	1,000	$ 1	137,045	(109,090)	27,956

See accompanying notes to financial statments.

SCHEDULE 1

Integrated Trading and Investments, Inc.
Computation of Net Capital Under Rule 15c3-3 of the
Securities and Exchange Commission
As of December 31, 2006

Net Capital		
Total Stockholder's equity		$ 27,956
Nonallowable assets		
Other income - margin interest sharing	(201)	
Furniture and equipment, net	(11,874)	(12,075)
Net Capital		15,881
Aggregate Indebtedness		
Accounts payable, accrued liabilities and long-term debt		$ 24,121
Computation of Basic Net Capital Requirement		
Minimum net capital required (6 2/3% of aggregate indebtedness)		$ 1,608
Minimum dollar net capital requirement		$ 5,000
Net capital requirement (greater of above)		$ 5,000
Excess net capital		$ 10,881
Excess net capital at 1000%		$ 13,469
Ratio: Aggregate indebtedness to net capital		152%

Computation for determination of the reserve requirements of Rule 15c3-3 and information related to the possession or control requirements of Rule 15c3-3:

The Company is a "Fully Disclosed Broker-Dealer" and does not carry customer accounts and does not accept customer refunds or securities. As such, the Company has claimed exemption from the provisions of Rule 15c3-3 under section (k)(2)(ii) of the Securities Exchange Act of 1934.

The Company is exempt from rule 15c3-3 under the exemptive provision of section (k)(2)(ii) and, accordingly has no possession or control requirements.

SCHEDULE 1

Integrated Trading and Investments, Inc.
Computation of Net Capital Under Rule 15c3-3 of the
Securities and Exchange Commission
As of December 31, 2006

Reconciliation of the computation of net capital with the computations included in part IIA of Form X17A-5 as of the same date

Net capital per FOCUS report		$ 28,099
Changes resulting from audit adjustments:		
Decrease in bank balance	$ (38)	
Decrease in commissions & other receivable	(6,889)	
Increase in fixed assets	11,191	
Decrease in deferred tax assets	(728)	
Decrease in commissions & other payable	1,963	
Increase in long-term debt	(4,412)	
Increase in deferred tax liability	(1,230)	
		(143)
Net capital per audit report		$ 27,956

1. ORGANIZATION

Integrated Trading and Investments, Inc. (the "Company"), was formed as a for-profit Nevada corporation on May 10, 1999. Its primary business is a broker-dealer. The Company is also licensed as a resident agent for life, health and variable annuity insurance brokerage in the state of Nevada, with non-resident licenses in numerous states.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The Company conducts business as a securities broker-dealer in Las Vegas, Nevada. These statements have been prepared in accordance with established standards for securities broker-dealers.

Securities – Transactions with customers consist of acting as an introducing broker-dealer to a clearing broker-dealer in securities on a fully disclosed basis. The Company transmits all customer funds to the clearing broker-dealer, who in turn carries all the accounts of such customers. The Company records securities transactions and related commission expenses on a settlement date basis.

Cash and Cash Equivalents - The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Estimates and Assumptions - The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates.

Furniture and Equipment – Office furniture and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful life of five and ten years.

Income Taxes – The Company has lost its S-Corporation status when its key stockholder assigned his 100% of his stocks to Integrated Capital Group, Inc. on January 1, 2003.

The provision for income taxes consists of the following:

Current taxes	$ -
Deferred tax benefit	1,379
Benefits of operating loss carryforwards	579
	$ 1,958

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes (continued)

The tax provision differs from amounts that would be calculated by applying federal statutory rates to income before income taxes primarily because:
-- no tax benefits have been recorded for nondeductible expenses totaling $5,409.

Deferred tax liabilities recognized for taxable temporary differences total $1,230.
Deferred tax assets recognized for deductible temporary differences and loss carryforwards total $1,358.

The Company has the following carryforwards available at December 31, 2006.

Operating losses		*Capital Losses*	
Amount	Expires	Amount	Expires
$3,862	12/31/2026	$4,205	12/31/11

3. RELATED PARTY TRANSACTIONS

On January 1, 2003, the Company's key stockholder assigned 100% of his stocks to Integrated Capital Group Inc. thus creating a holding company ownership.

In a day-to-day operations company has dealings and transactions the holding company Integrated Capital Group, Inc. and with its key stockholder William Aaron Cohen.

4. OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company conducts business with brokers, clearing organizations and depositories. The Company's customer and correspondent clearance activities may expose the Company to the risk of loss in the event customers, other brokers and dealers, banks, depositories or clearing organizations are unable to fulfill contractual obligations. The Company monitors the credit standing of counter parties and correspondents with whom it conducts business on a periodic basis.

6. NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of $15,881, which was $10,881 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 1.52 to 1.

8. NOTES PAYABLE

The Company has a non-interest bearing note payable to Apple Financial. However, to reflect the time value of money, the liability recorded in the financial statements reflects future payments discounted at an imputed interest rate of 6.0%, which was the Company's long-term borrowing rate at January 2006. The note is payable in monthly installments of $351, including interest, beginning in February 2006 and ending in January 2008.

Future note payments are as follows:

Year Ending December 31,		
2007	$	4,217
2008		351
2009		-
2010		-
2011		-
Thereafter		-
Total note payments	$	4,568
Less amount representing interest		-
Face amount of note	$	4,568
Unamortized discount		(156)
Present value of note payments	$	4,412

7. LEASE COMMITTMENTS

The Company leases its corporate offices under non-cancelable lease agreements. The Company has 12 months of lease contract starting from September 1, 2006 to August 31, 2007.

Gerald L. Birch, CPA, P.A.

Certified Public Accountant & Consultant

600 N Westshore Blvd, Ste 202
Tampa, FL 33609

Independent Auditor's Report on Internal control Structure Required by SEC Rule 17a-5

Board of Directors
Integrated Trading and Investments, Inc.

In planning and performing my audit of the financial statements of Integrated Trading and Investments, Inc. for the year ended December 31, 2006, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by Integrated Trading & Investments, Inc., including tests of compliance with such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a3(a)(11) and the reserve required by rule 15c 3-3(e). I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 or Regulation T of the Board of Governors of the Federal Reserve System because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.


CPA

The CPA Never Underestimate The Value®

Tel: 813-727-2228
Fax: 813-289-3211
E-mail: glbirch@earthlink.net

However, I noted no matters involving internal control, including control activities for safeguarding securities that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding, and on my study, I believe that Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Gerald L Birch, CPA, P.A.

February 22, 2007

Gerald L. Birch, CPA, P.A.
Certified Public Accountant & Consultant

600 N Westshore Blvd, Ste 202
Tampa, FL 33609

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Integrated Trading and Investments, Inc.

I have audited the accompanying statement of financial condition of Integrated Trading and Investments, Inc. the "Company", as of December 31, 2006, and the related statements of operations, changes in stockholder's equity (deficit) and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for our opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Integrated Trading and Investments, Inc. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Gerald L. Birch, CPA, P.A.

February 22, 2007


CPA

The CPA Never Underestimate The Value.

Tel: 813-727-2228
Fax: 813-289-3211
E-mail: glbirch@earthlink.net

Gerald L. Birch, CPA, P.A.
Certified Public Accountant & Consultant

600 N Westshore Blvd, Ste 202
Tampa, FL 33609

Independent Auditor's Report on Internal control Structure Required by SEC Rule 17a-5

Board of Directors
Integrated Trading and Investments, Inc.

In planning and performing my audit of the financial statements of Integrated Trading and Investments, Inc. for the year ended December 31, 2006, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by Integrated Trading & Investments, Inc., including tests of compliance with such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a3(a)(11) and the reserve required by rule 15c 3-3(e). I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 or Regulation T of the Board of Governors of the Federal Reserve System because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

Tel: 813-727-2228
Fax: 813-289-3211
E-mail: glbirch@earthlink.net

However, I noted no matters involving internal control, including control activities for safeguarding securities that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding, and on my study, I believe that Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Gerald L. Birch, CPA, P.A.

February 22, 2007

END